UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2024.

Commission File Number: 001-41893

LEDDARTECH HOLDINGS INC.

4535, boulevard Wilfrid-Hamel, Suite 240

Quebec G1P 2J7, Canada

(418) 653-9000

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑        Form 40-F ☐

Financial Results for Three and Nine Month Periods Ended June 30, 2024 and Update on Financing Activities

LeddarTech Holdings Inc. (the “Company”) announced its financial results for the three and nine month periods ended June 30, 2024 and provided an update on its financing activities. See exhibits 99.1, 99.2 and 99.3.

Amendment to Financing Offer

On August 14, 2024, the Company entered into a Twelfth Amending Agreement (the “Amendment and Waiver”) with Fédération des caisses Desjardins du Québec (“Desjardins”) with respect to the Amended and Restated Financing Offer dated as of April 5, 2023 (as amended, the “Desjardins Credit Facility”).

Pursuant to previously disclosed amendments to the Desjardins Credit Facility, the Company and Desjardins had temporarily reduced the Company's obligation to maintain an unencumbered cash balance (the “Minimum Cash Covenant”) from C$5.0 million to the current requirement of C$250,000 through August 14, 2024. Pursuant to the Amendment and Waiver, among other things, Desjardins has agreed to (i) extend the required Minimum Cash Covenant of C$250,000 to August 19, 2024, (ii) increase the Minimum Cash Covenant to C$1.0 million from August 19, 2024 until the earlier of (x) the date of disbursement of an equity investment in the Company for a minimum gross proceeds amount of US$35.0 (the “Short-Term Outside Date”) and November 15, 2024.

The foregoing description of the Amendment and Waiver does not purport to be complete and is qualified in its entirety by reference to the Amendment and Waiver, a copy of which is attached hereto as Exhibit 10.1 and incorporated by reference herein.

DOCUMENTS TO BE FURNISHED AS PART OF THIS FORM 6-K

Exhibit Number	Exhibit Description
10.1	Twelfth Amending Agreement to Amended and Restated Financing Offer dated August 5, 2024 among LeddarTech Holdings Inc. and Fédération des caisses Desjardins du Québec
99.1	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the three and nine months ended June 30, 2024 and 2023
99.2	Condensed Interim Consolidated Financial Statements for the three and nine months ended June 30, 2024 and 2023
99.3	Press release of LeddarTech Holdings Inc. announcing third quarter 2024 financial results dated August 14, 2024
99.4	Certification of Interim Filing – CEO
99.5	Certification of Interim Filing – CFO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LEDDARTECH HOLDINGS INC.

By:	/s/ David Torralbo
Name:	David Torralbo,
Title:	Chief Legal Officer

Date: August 14, 2024

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